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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                         FORM 12b-25
                                                           | SEC FILE NUMBER |
                                                           |   33-28622-A    |

                 NOTIFICATION OF LATE FILING

(Check One):  |_| Form 10-K    |_| Form 20-F    |_| Form 11-K
              |_| Form 10-Q    |_| Form N-SAR


              For Fiscal Quarter Ended:  March 31, 2001
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              [   ]        Transition Report on Form 10-K
              [   ]        Transition Report on Form 20-F
              [   ]        Transition Report on Form 11-K
              [ X ]        Transition Report on Form 10-Q
              [   ]        Transition Report on Form N-SAR

              For the Transition Period Ended:
                                               --------------------------------


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  Read Instruction (on back page) Before Preparing form. Please Print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION

MSU Corporation
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Full Name of Registrant


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Former Name if Applicable

2901 North Dallas Parkway, Suite 460
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Address of Principal Executive Office (Street and Number)

Plano, Texas, 75093, USA
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City, State and Zip Code



PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following
/X/ the prescribed due date; or the subject quarterly report of transition report on form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

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     The Company required additional time to compile financial data and information from its operations in the United Kingdom and is now completing the analysis of this and other information contained in the Form 10-Q.

     The Company is current with respect to all prior "reporting requirements" and is diligently endeavoring to complete its report on Form 10-Q in as expeditious a manner as possible in light of the circumstances described above.

     The Company, therefore, intends to file its Form 10-Q for the three months ended March 31, 2000 as soon as practicable, but no later than 5 calendar days following the prescribed due date as indicated in Part II (b) of the Form 12b-25.

(Attach Extra Sheets if Needed)        Potential persons who are to respond to
                                       the collection of Information contained
                                       in this form are not required to respond unless the form displays a currently valid OMB control number.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Patti Brown                     972                 473-6915
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       (Name)                    (Area Code)        (Telephone Number)

(2)  Have all other periodic reports required under
     Section 13 or 15(d) of the Securities
     Exchange Act of 1934 or Section 30 of the
     Investment Company Act of 1940 during the
     preceding 12 months or for such shorter
     period that the registrant was required
     to file such report(s) been filed?
     If answer is no, identify such reports.                     Yes /X/ No / /



(3)  Is it anticipated that any significant change in
     results of operations from the corresponding
     period for the last fiscal year will be reflected
     by the earnings statements to be included in the
     subject report or portion thereof?                          Yes /X/ No / /

               If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               See Exhibit B attached hereto

                                MSU Corporation
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   May 15, 2001                             By   /s/ Patti Brown
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                                                     Patti Brown
                                                     Chief Financial Officer